SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 25, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	9504H	August 22, 2006
2.	Regulatory News Service Notice	9499H	August 22, 2006

06016433

SUPPL

RECEIVED
2006 AUG 30 P

PROCESSED
AUG 30 2006
THOMSON
FINANCIAL

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/22/06 07:03 AM

To "eleanor.besserman@ele..." <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

RECEIVED
2006 AUG 30 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

This Email Alert service is brought to you by Elementis

RNS Number:9504H
Elementis PLC
22 August 2006

Elementis PLC
22 August 2006

Elementis plc ("the Company")

The Company announces that it was notified on 22 August 2006 under Section 198 of the Companies Act 1985 that as at 16 August 2006 Barclays was interested in 13,541,989 Ordinary Shares of 5p each in the Company. These holdings represent 3.07% of the issued Ordinary Share capital of the Company as at 16 August 2006.

Kathryn Silverwood
Assistant Company Secretary
22 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/22/06 06:46 AM

To "eleanor.besserman@elem[illegible]
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9499H
Elementis PLC
22 August 2006

Elementis PLC
22 August 2006

Elementis plc ("the Company")

The Company announces that it was notified on 22 August 2006 under Section 198 of the Companies Act 1985 that as at 7 August 2006 UBS AG was interested in 17,409,238 Ordinary Shares of 5p each in the Company. These holdings represent 3.95% of the issued Ordinary Share capital of the Company as at 8 August 2006.

Kathryn Silverwood
Assistant Company Secretary
22 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
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